P.E. 12/20/01

1122133

U.S. POST OFFICE DELAYED

02011819

CONFORMED COPY

Total No. of Pages: 4

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED JAN 2 2 2002 352 WASH. D.C. SECTION

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 20, 2001

Commission file number: **0-30924**

MARCONI PLC

(Exact name of Registrant as specified in its Charter)

PROCESSED FEB 0 8 2002 P THOMSON FINANCIAL

One Bruton Street
London W1J 6AQ
England
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______   No X

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Marconi plc

Purchase of Euro 500,000,000 5.625 per cent bonds due 2005; Euro 1,000,000,000 6.375 per cent bonds due 2010 and US$900,000,000 73/4 % bonds due 2010 issued by Marconi Corporation plc

London, December 20, 2001: Ancrane Limited, a subsidiary of Marconi plc (London and Nasdaq: MONI), has purchased or agreed to purchase in privately negotiated transactions Euro 43 million in principal amount (8.6%) of the Euro 500,000,000 5.625 percent bonds due 2005 (the "2005 eurobonds"), Euro 181 million in principal amount (18.1%) of the Euro 1,000,000,000 6.375 per cent bonds due 2010 (the "2010 eurobonds") and US$18 million in principal amount (2%) of the US$900,000,000 73/4% bonds due 2010 (the "2010 yankee bonds") issued by Marconi Corporation plc.

Following the purchase, Euro 457 million in principal amount of the 2005 eurobonds, Euro 819 million in principal amount of the 2010 eurobonds and US$882 million in principal amount of the 2010 yankee bonds remain in issue and not held by Marconi plc or any of its subsidiaries. Further purchases of bonds issued by Marconi Corporation plc may be made from time to time in the future by Ancrane Limited or any other subsidiary of Marconi plc if they believe the terms of such a repurchase are favourable. Ancrane Limited may, in due course, make arrangements to cancel the bonds it has purchased.

ENDS/...

About Marconi plc

Marconi plc is a global company with research and development facilities in 19 countries, manufacturing operations in 16 countries, and customers in over 100 countries. Marconi delivers innovative solutions which transform communications, networks. Marconi plc is listed on the London Stock Exchange and Nasdaq under the symbol MONI.

This press release contains forward-looking statements with respect to products, partners, customers, future growth, revenues, cashflow and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Contacts

Marconi plc

Name:	David Beck/ Wendy Timmons	Joe Kelly	Heather Green
Title:	Bell-Pottinger Financial	Media Relations	Investor Relations
Phone:	+ 44 (0) 20 7861 3864 + 44 (0) 20 7861 3890	+44 (0) 207 306 1771 joe.kelly@marconi.com	+44 (0) 207 306 1735 heather.green@marconi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARCONI PLC

By: ______________________

Name: N C Porter

Title: Secretary

Date: December 20, 2001